Filed by Syncor International Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934
                             Subject Company: Syncor International Corporation
                                                    Commission File No. 0-8640

THE FOLLOWING IS A QUESTION AND ANSWER SHEET FOR SYNCOR INTERNATIONAL CORPORATION EMPLOYEES:

Syncor

6464 CANOGA AVENUE
WOODLAND HILLS
CALIFORNIA 91367 USA
818.737.4000
WWW.SYNCOR.COM
NASDAQ: SCOR

MEMORANDUM


Cardinal Health and Syncor Transaction
Frequently Asked Questions and Answers

June 16, 2002


Employee Concerns

Q1       Will I have a job?

A1 There are no job eliminations occurring at this time; however, in the future, Syncor and Cardinal Health will be working together to determine where duplicative functions exist in both organizations. Once that analysis is completed, we will create a transition plan and notify the impacted individuals. Individuals who are impacted will be given a severance package to assist them with the transition.

Q2       What happens to my benefits?

A2 You will remain on Syncor's benefits plan (i.e. medical, ESSOP, etc.) until a transition to the Cardinal Health plan can be completed. This transition period will take several months. Most likely, Syncor will transition onto the Cardinal Health plan during their regular annual enrollment in May of 2003 for an effective date of July 1, 2003.

Q3       What happens to my UPEPP?

A3 All of the provisions of the UPEPP remain intact. You will still have the right to exercise your shares upon accelerated vesting if you choose to. Once the transaction is completed you will have the right to purchase Cardinal Health shares instead of Syncor shares. Once this occurs, you will use Cardinal Health's Stock Option vendor, Smith Barney to complete your transaction instead of Fidelity. You will receive more information about the details in the future.

Q4       Are there going to be lay-offs at Syncor?

A4 This was answered in question number 1. There may be lay-offs at some time in the future when we determine where there are duplicate functions.

Q5 Will I get paid differently? How will my incentives, other compensation and/or perquisites be affected?

A5 There are no plans at this time to change Syncor's compensation programs. Syncor's compensation programs will be compared to Cardinal Health's compensation programs during the integration period after the transaction is completed. During this process we will determine how Syncor's programs compare and what changes, if any, will need to be made. Cardinal Health offers a competitive compensation program for its employees and will most likely be similar.

Q6 How do Cardinal Health benefits compare with our benefits?

A6 Cardinal Health has a very competitive benefits portfolio, which offers employees more choices than the current Syncor plan offers. Cardinal Health's cost sharing philosophy is different than Syncor's, which will result in modest premiums. However, when you look at the big picture, it is a very competitive and attractive program.

Q7 How is the corporate headquarters of Cardinal Health organized?

A7 Cardinal Health's world headquarters and corporate staff center is located in Dublin, Ohio, just northwest of Columbus. The company operates under a management philosophy of operating unit autonomy and accountability. Therefore, the corporate functions are staffed to provide those services required as a publicly traded company (e.g. tax, corporate law, investor relations) or in those areas deemed strategically critical to future growth (e.g. leadership planning, quality, business development).

     The corporate staff functions are organized under six senior executives:

o    Chief Financial Officer
o    Executive Vice President, Business Development
o    Chief Information Officer
o    Executive Vice President, Human Resources
o    Chief Legal Officer and General Counsel
o    Chief Administrative Officer

     The staffing levels and annual operating budget of these functions are relatively low compared to national benchmark data among other large-cap companies. This is by design, and consistent with the objective to stay agile and entrepreneurial, and to have operating units assume primary accountability for all aspects of their performance. The legal function is centralized, with all attorneys reporting directly through to the general counsel. In all other major staff functions (Human Resources, Quality and Regulatory Affairs, Business Development, Finance, IT and Communications) the operating unit staff in these areas report directly to the general manager of the business, with a dotted-line reporting relationship to the corporate staff executive.


Business Specific

Q8 What happens to those markets where Syncor and CPSI (owned by Cardinal Health) have overlapping pharmacies?

A8 We are not yet in a position to answer this question. This is primarily due to the regulatory approvals required that affect this issue as well as the need to make decisions regarding business and customer needs going forward in these markets.

Q9 How does this transaction affect Syncor's contract with Bristol Myers Squibb (BMS)?

A9 Syncor's contract with BMS will remain unchanged as a result of this transaction.

Q10 How will this transaction affect Syncor's management infrastructure?

A10 For the immediate future, there will be no changes to our management infrastructure. Our past and present successes have been built on the capabilities and contributions of literally hundreds of managers and all of Syncor's business partners. Both Syncor and Cardinal Health will hold discussions over the course of the next few months to help understand the needs and possible decisions that will need to be made going forward.

Q11 Will the Syncor Offices in Woodland Hills, California or in Alpharetta, Georgia remain?

A11 There are no plans at this time to change the location of the Syncor Offices in Woodland Hills or Alpharetta Georgia. If a decision such as this is made, you will be notified as soon as possible.


Syncor Pharmacy Services

Q12 How will this transaction change the organization structure in the SPS field organization?

A12 It is too soon to know what impact this will have on the field organization structure. Both Syncor and Cardinal Health will be meeting to discuss the best ways to use the talent in both organizations going forward.

Q13 Do we have any plans to communicate this transaction to our customers and suppliers?

A13 Immediately following the distribution of the press release announcing this transaction, key Syncor managers and executives placed calls and contacted our major customers and suppliers to let them know about Syncor's acquisition by Cardinal Health. Activities surrounding this effort will continue.

Q14 What are pharmacy managers and the business partners working in the field expected to do differently following this announcement?

A14 Simply stated, all business partners should continue supporting their customers, whether they are internal or external, just like they have done up until now. In other words, it is business as usual.


Q15 What happens to Syncor Overseas?

A15 Syncor Overseas will continue to be integrated into the Syncor Pharmaceutical Business as part of Cardinal Health.


Comprehensive Medical Imaging (CMI)

Q16 Why do Syncor and Cardinal Health want to sell CMI?

A16 For some period of time, Syncor has been conducting a comprehensive review of its business strategy in an effort to make sure we were making the best use of our resources. The conclusion of this review was that the long-term objective of profitable growth could best be achieved by focusing our efforts and resources on two emerging growth opportunities within Syncor Pharmacy Services, complex pharmaceuticals and nuclear oncology. The merger with Cardinal Health will allow Syncor to accelerate the pace with which these opportunities can be pursued - through Cardinal Health's access to both pharmaceutical and biotech companies. Unfortunately, the management of diagnostic imaging centers does not fit into that plan. Imaging is a capital-intensive business and CMI's network needs to grow in order to achieve its optimal return on investment. Without that strategic fit and commitment, divestiture makes the most business sense.

Q17 As an employee at CMI, what can I expect to see happen in the future when the medical imaging division is sold?

A17 Both Syncor/CMI and Cardinal Health executives will be holding discussions with interested buyers to explore the sale of CMI. If, and when, a possible buyer is identified, a thorough review of CMI's business will take place. During this period, it is important that all of CMI's business partners continue to focus on meeting their job expectations and the needs of their customers and patients. Should an agreement be reached with a buyer, it is typical for a closing period of at least 30 to 60 days before the sale is completed.

Q18 Will I keep my job if and when CMI is sold?

A18 Since we do not know specifically what companies or organizations may want to purchase CMI's assets, it is difficult to predict what needs they will have going forward to support the imaging center network. What we do know from experience however, is that it is likely that most if not all of the business partners that work in or support the imaging centers at a local level will be needed by the purchasing organization to continue the successful operation of the imaging centers.


Q19 What will happen with Project LIGHT?

A19 Cardinal Health and Syncor/CMI will be holding conversations regarding a number of significant initiatives at CMI, including Project LIGHT, in order to make decisions that will be in the best interests of Cardinal Health, Syncor/CMI and prospective buyers. As you know, the deployment of the IDXRAD system has been significantly delayed. As a result of Syncor's decision to divest CMI, it is likely that this decision may be delayed until CMI's eventual buyer has identified their needs going forward.

Q20 What impact will CMI's sale have on the Billing and Collections functions and business partners?

A20 Similar to the responses to other questions, we do not know the answer to that question until we have finally identified the party that will purchase CMI. An unknown factor will be the current system and process the buyer uses to bill and collect for services. Consequently, at this time, there are a lot of unknown variables. As stated before, since we don't believe any immediate changes will take place as a result of the Cardinal Health acquisition and CMI's pending sale, we are urging our billing and collection business partners to continue to focus on their key job functions in order to accelerate our cash collections.

Q21 How long does Cardinal Health and Syncor/CMI believe it will take before the CMI sale is completed?

A21 It is virtually impossible to predict the answer to this question. While Syncor has already started the process to seek buyers for CMI, the activities associated with negotiating a sale are complex and time consuming. At this point in time, it would be unlikely that a sale could be completed in less than 45 to 60 days.

General

Q22 Will Syncor's officers continue to be employed by Cardinal Health?

A22 All of Syncor's Officers have agreed to work with their Cardinal Health counterparts and colleagues through a transition period. We will provide you more information once firm decisions are made at a later date.

Q23 Why did we not hear about this transaction before it was announced publicly?

A23 As a publicly traded company, there are many issues that could not be discussed prior to this time because the agreement is not final and legal restrictions prevent us from communicating information..


Q24 What is a stock swap?

A24 A stock swap is one of a number of financial arrangements used between publicly held companies to execute a merger or acquisition. In this transaction, it means that Cardinal Health is going to pay for the acquisition of Syncor by exchanging Cardinal Health stock with Syncor shareholders. The transaction must be approved by U.S. regulatory agencies and Syncor's shareholders. In this transaction, Syncor's Board of Directors will be asking our shareholders to approve a transaction that will provide each Syncor shareholder .52 shares of Cardinal Health stock for each share of Syncor stock that they own.

Q25 What is the historical performance of Cardinal Health stock?

A25 Cardinal Health's stock price, similar to other publicly traded companies as well as Syncor, has experienced fluctuations over time. Between January 1, 2002 and June 7, 2002 the Cardinal Health stock had a low of $61.61 and a high of $73.00

Q26 When will I have additional information regarding the acquisition and its impact on me personally?

A26 At this point, it is business as usual. Once the acquisition is approved by regulators, a transition plan will be developed and communicated.

                                   ****

THE FOLLOWING IS A LETTER DIRECTED TO SYNCOR CUSTOMERS:

Dear Valued Customer:

For the last 27 years, Syncor International Corporation has been the leader in nuclear medicine through our commitment to service and value. This commitment has been built on three pillars of service excellence: innovation, operational efficiency, and customer service. As the environment in healthcare continues to change and your demand for more value continues to grow, Syncor will continue to focus on these service excellence pillars to support you and your mission of delivering high quality health care to your patients.

Syncor has been proud to support your efforts in providing high quality care with the highest service standards in the industry. This high quality customer service is reflected in our innovative products as well as the rigorous safety and quality practices at our pharmacies. Our innovative new products include the SECURE Safety Insert System(TM), SYNtrac(TM), Piglet(TM) line of tungsten products, and the new SECUREPlus(TM) tungsten pigs to reduce exposed lead in the nuclear medicine department. These innovations have required significant investments, however, we have been able to fund these investments through aggressive control of material costs and operating costs to reduce operating expenses.

Moving forward, we recognize that we must continue to raise the value bar for you. With this in mind, we are excited to announce that Syncor International Corporation has agreed to a merger with Cardinal Health Inc. Cardinal Health, Inc. is a large healthcare company that has four business segments including 1) Pharmaceutical Distribution and Provider Services, 2) Medical - Surgical Products and Services, 3) Pharmaceutical Technologies and Services, and 4) Automation and Information Services. Over the past five years, Cardinal has diversified through a series of acquisitions including Allegiance Healthcare Corporation, R.P. Scherer Inc., Bindley-Western, Medicine Shoppe and Pyxis Corporation. Cardinal and its subsidiaries provide products and services to healthcare providers and manufacturers, helping them improve the efficiency and quality of their healthcare services.

By combining with Cardinal, Syncor will be better positioned to generate new supply chain efficiencies with manufacturers. The result will be a better managed supply chain with improved pharmacy operations and enhanced customer service. Also, as a part of Cardinal, Syncor will continue to introduce innovative products and services through a broader service portfolio, which includes new biotechnology products to treat disease.

As Syncor enters this new era with Cardinal, we will remain focused on our partnership with you and on ways to assist you in delivering high quality, cost-effective patient care. If you have any immediate questions regarding this announcement, please contact your local Syncor representative.

Sincerely,


Rod Boone

                                   # # #

Cardinal Health, Inc. ("Cardinal") intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor International Corporation ("Syncor") intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Cardinal, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Syncor and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction is set forth in a Schedule 14A filed on June 14, 2002 with the SEC. In addition to the registration statement on Form S-4 to be filed by Cardinal in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Cardinal and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor.